News Announcement

REMINDER:
Vitran management will conduct a conference call today, February 19th at 10:00 a.m. (Eastern), to discuss the Company’s 2002 fourth quarter and year-end results.
Conference call dial-in: 888/813-7831
Webcast: http://www.vcall.com/EventPage.asp?ID=83141

CONTACT: Richard E. Gaetz, President/CEO Kevin Glass, VP Finance/CFO Vitran Corporation Inc. 416/596-7664	Robert L. Rinderman Purdy R. Tran Jaffoni & Collins Incorporated 212/835-8500 or VVN@jcir.com

FOR IMMEDIATE RELEASE

VITRAN REPORTS RECORD 2002 FOURTH QUARTER RESULTS,
DILUTED Q4 EPS OF $0.34 AND $1.11 FOR FY 2002

TORONTO, ONTARIO (February 19, 2003) — Vitran Corporation Inc. (TSX: VTN.A, AMX: VVN), a North American transportation and logistics firm, today announced record net income for the fourth quarter and a 193% improvement in net income from continuing operations for the year ended December 31, 2002 (all figures reported in Canadian dollars).

Revenues from continuing operations for the 2002 fourth quarter were $117,187,000, compared to $118,502,000 in the 2001 three-month period. For the quarter, Vitran’s net income from continuing operations rose 53.8% to $3,405,000, or $0.36 per basic share ($0.34 per diluted share), compared to net income from continuing operations of $2,214,000, or $0.22 per basic and diluted shares in the year-ago three-month period. The Company recorded a foreign exchange gain of $0.05 per basic and diluted shares in the 2002 fourth quarter, compared to a $0.10 gain per basic and diluted shares in the 2001 fourth quarter. Per share results are based on 9,582,252 and 9,859,330 shares outstanding during the 2002 and 2001 three-month periods, respectively. The reduced number of shares outstanding in the current period is primarily the result of Vitran’s stock repurchases pursuant to its Normal Course Issuer Bid on the Toronto Stock Exchange (TSX).

Revenues from continuing operations for the twelve-month period ended December 31, 2002 were $476,016,000, compared to $481,673,000 in 2001. Vitran’s income from continuing operations before depreciation (“EBITD”) increased 24.1% to $28,351,000, compared to $22,854,000 in the year-earlier period. For 2002, Vitran reported a significant increase in net income from continuing

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Vitran Q4 2002, 2/19/03	page 2 of 6

operations to $10,854,000, 193.3% above its net income from continuing operations of $3,701,000 in 2001.

The Company reported net income of $10,854,000 in 2002, compared to a net loss of $1,913,000 in 2001. The 2001 results included a $5,614,000 loss from discontinued operations related to its non-core environmental business, which was subsequently divested in January 2002. In 2002, Vitran posted net earnings of $1.12 per basic share ($1.11 per diluted share), versus a net loss of $0.19 per basic and diluted shares a year ago. Included in the 2002 net earnings was the $0.05 per basic and diluted share impact of the retirement of the founding President and Chief Executive Officer, more than offset by a $0.10 per basic and diluted share foreign exchange gain in 2002. The 2001 net earnings also included a $0.10 per basic and diluted share foreign exchange gain. Per share results are based on 9,691,041 and 9,859,296 shares outstanding during 2002 and 2001, respectively. The difference in the share count is a result of the aforementioned share buyback program.

Operating income for Vitran’s LTL segment in 2002 increased 49% to $20,419,000, compared to $13,702,000 in 2001, resulting in an operating ratio improvement to 94.6% for 2002, down from 96.4% for 2001. The improvement can be attributed to operating efficiencies achieved in both Canada and the US, highlighted by a 7.5% increase in US LTL gross profit. While both the US LTL and CDN LTL business units increased shipments year-over-year, the CDN LTL unit also achieved an improvement in revenue per hundredweight.

Revenues for the Logistics business unit in 2002 were down 23.5%, primarily the result of a 30.3% reduction in revenue at Vitran’s Freight Brokerage operation where the business was merged with Vitran Logistics and restructured to focus on more profitable long-term business. The successful merger under a common management team and the continued superior performance at the rest of the Logistics segment improved the operating ratio to 96.6% in 2002 from 99.8% in 2001, and income from operations increased significantly to $1.5 million from $0.1 million.

Revenue for the Truckload (TL) segment increased 7.9% in 2002 to $53.3 million, from $49.4 million in 2001. The revenue gains were offset by significant increases in liability and healthcare insurance resulting in an operating income decline of 8.6% to $1,386,000 for the year, compared with $1,517,000 in 2001.

As a result of the new accounting standard applicable to goodwill, the 2002 fourth quarter and annual results do not include amortization expense that otherwise accounted for $0.05 and $0.21 per

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Vitran Q4 2002, 2/19/03	page 3 of 6

basic and diluted shares in the corresponding 2001 periods, respectively. Also required by the new accounting standard, the Company completed its initial goodwill impairment test and concluded that the fair value of Vitran’s LTL business units exceeded the carrying value. However, the Company has determined that charges of $1.3 million and $3.5 million respectively were required in the Freight Brokerage and the Truckload reporting units. The total amount of $4.8 million has been reflected as a direct charge to retained earnings effective January 1, 2002.

Commenting on Vitran’s strong fourth quarter and full-year results, President and Chief Executive Officer Richard E. Gaetz, stated, “Posting a record fourth quarter of $0.34 per diluted share, our second successive record quarter, was a direct reflection of the outstanding efforts achieved by all of Vitran’s employees and associates, especially during this challenging period for North American and world economies.

“Our core LTL operation recorded increases in total shipments and tonnage, while maintaining Vitran’s sharp focus on efficiency resulted in a 27.7% improvement in the business units’ income from operations. The Logistics operation, with its merged management group and operating systems, recorded an outstanding quarter compared to 2001. Together, these operating units contributed to a solid turnaround year for Vitran. With further efficiency gains to be made in 2003, and expected improvements at our Truckload operation, Vitran is poised for a successful 2003 campaign.”

About Vitran Corporation Inc.

Vitran Corporation Inc. is a North American group of transportation companies offering less-than-truckload, logistics, truckload, and freight brokerage services. To find out more about Vitran Corporation Inc. (TSX: VTN.A, AMX: VVN), visit the website at www.vitran.com.

Information in this news announcement relating to projected growth, improvements in productivity and future results constitutes forward-looking statements. Actual results in future periods may differ materially from the forward-looking statements because of a number of risks and uncertainties, including but not limited to economic factors, demand for the Company’s services, fuel price fluctuations, the availability of employee drivers and independent contractors, risks associated with geographic expansion, capital requirements, claims exposure and insurance costs, competition and environmental hazards. Additional information about these and other factors that could affect the Company’s business is set forth in the Company’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

(tables follow)

Vitran Q4 2002, 2/19/03	page 4 of 6

Vitran Corporation Inc.

Balance Sheet
December 31, 2002 and 2001 (audited)
(in thousands of Canadian dollars)

	2002	2001

Assets
Current assets:
Cash	$12,624	$12,879
Accounts Receivable	46,748	49,999
Net assets of discontinued operation	—	3,000
Inventory, deposits & prepaids	9,774	8,702
Income taxes recoverable	—	4,505
Future income tax assets	4,602	4,597

	73,748	83,682
Fixed Assets	48,570	51,021
Goodwill	69,208	74,661

	$191,526	$209,364

Liabilities and Shareholders’ Equity
Current liabilities:
Revolving credit facility	$—	$4,936
Account payable & accrued liabilities	43,091	40,083
Income and other taxes payable	2,747	4,527
Current portion of long-term debt	11,052	10,970

	56,890	60,516
Long-term debt	48,124	63,733
Future income tax liabilities	4,366	5,737
Shareholders’ equity:
Capital Stock	37,655	38,794
Retained earnings	44,528	39,204
Cumulative translation adjustment	(37)	1,380

	82,146	79,378

	$191,526	$209,364

(statements of income follows)

Vitran Q4 2002, 2/19/03	page 5 of 6

VITRAN CORPORATION INC.
Statements Of Income
(in thousands, except share and per share amounts) (Canadian dollars)

	Three Months		Year
	Ended Dec. 31,		Ended Dec. 31,
	(unaudited)		(audited)

	2002	2001	2002	2001

Revenues	$117,187	$118,502	$476,016	$481,673
Operating expenses	99,317	100,494	398,919	408,808

Gross profit	17,870	18,008	77,097	72,865

Selling, general and administrative expenses	10,051	10,974	48,746	50,011

Income from continuing operations before depreciation	7,819	7,034	28,351	22,854
Depreciation	2,038	2,287	8,327	9,852

Income from continuing operations	5,781	4,747	20,024	13,002
Net interest expense	(1,095)	(1,263)	(5,157)	(5,941)
Gain/(loss) on sale of assets	34	(873)	(453)	(1,160)

	(1,061)	(2,136)	(5,610)	(7,101)
Income from continuing operations before taxes, minority interest & amortization	4,720	2,611	14,414	5,901
Income taxes/(recovery)	1,315	(126)	3,560	238

Income from continuing operations before minority interest & amortization	3,405	2,737	10,854	5,663
Minority interest	—	—	—	132

Income from continuing operations before amortization	3,405	2,737	10,854	5,795
Amortization, net of taxes	—	523	—	2,094

Income from continuing operations	3,405	2,214	10,854	3,701
Income (loss) from discontinued operations	—	(388)	—	(5,614)

Net (loss) income	$3,405	$1,826	$10,854	$(1,913)

Earnings (loss) per share:
Basic — before amortization expense	$0.36	$0.28	$1.12	$0.59

Basic — continuing operations	$0.36	$0.22	$1.12	$0.38

Basic — discontinued operations	$—	$(0.04)	$—	$(0.57)

Basic — net income	$0.36	$0.19	$1.12	$(0.19)

Diluted — before amortization expense	$0.34	$0.28	$1.11	$0.59

Diluted — continuing operations	$0.34	$0.12	$1.11	$0.38

Diluted — discontinued operations	$—	$(0.04)	$—	$(0.57)

Diluted — net income	$0.34	$0.19	$1.11	$(0.19)

Weighted average number of shares:
Basic	9,582,252	9,859,330	9,691,041	9,859,296

Diluted	9,913,889	9,859,330	9,784,066	9,859,296

Vitran’s financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP)

Vitran’s 2001 financial results at its ETL environmental business were restated to reflect the results as discontinued operations

(additional financial information follows)

Vitran Q4 2002, 2/19/03	page 6 of 6

LTL Statistical Information

For the quarter ended			For the year ended
December 31, 2002			December 31, 2002
	LTL	Q. over Q.		LTL	Yr. over Yr.
	Segment	% Change		Segment	% Change

Revenue (000’s)	$94,938	2.6	Revenue (000's)	$379,309	1.0
No. of Shipments	559,027	3.7	No. of Shipments	2,238,119	1.5
Weight (000’s lbs)	877,400	4.7	Weight (000's lbs)	3,536,005	1.5
Revenue per shipment	$169.83	(1.0)	Revenue per shipment	$169.48	(0.5)
Weight per shipment	1,570	1.0	Weight per shipment	1,580	0.1
Revenue per CWT	$10.46	(3.1)	Revenue per CWT	$10.48	0.2

Supplementary Divisional Financial Information
(000’s of $CDN)

For the quarter ended December 31,	2002				2001

		Inc. from				Inc. from
	Revenue	Cont. Ops.	OR%		Revenue	Cont. Ops.	OR%

LTL	94,938	5,226	94.5	LTL	92,531	4,093	95.6
LOG	9,365	608	93.5	LOG	13,184	(117)	100.9
TL	12,884	(93)	100.7	TL	12,787	4	100.0

For the year ended December 31,	2002				2001

		Inc. from				Inc. from
	Revenue	Cont. Ops.	OR%		Revenue	Cont. Ops.	OR%

LTL	379,309	20,418	94.6	LTL	375,551	13,702	96.4
LOG	43,376	1,496	96.6	LOG	56,688	102	99.8
TL	53,331	1,386	97.4	TL	49,434	1,517	96.9

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